UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Entry into a Material Definitive Agreement

On October 30, 2023, Kaixin Auto Holdings (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Mr. Long Li, Hermann Limited and Aslan Family Limited (the “Investors”), pursuant to which the Company will issue the Investors (i) an aggregate of 10,500,000 Class A Ordinary Shares of the Company, par value of US$0.00075 per share, at a purchase price of US$0.87 per share (the “Purchase Shares”), and (ii) the warrants to purchase up to 10,500,000 shares of the Class A Ordinary Shares of the Company at an exercise price of US$1.00 per warrant (the “Warrants”). Each of the Investors will purchase 3,500,000 of the Purchase Shares and 3,500,000 of the Warrants. The Warrants will be exercisable immediately commencing on the closing date of the Securities Purchase Agreement and will expire on the second anniversary of the closing date. The transaction contemplated under the Securities Purchase Agreement is expected to close on November 7, 2023 (“Closing”). Upon Closing, each of the Investors will hold approximately 9.4% of the total issued and outstanding ordinary shares of the Company.

The Company elects to follow its home country practice that does not require it to seek shareholders’ approval for entering into any transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares in lieu of the corporate governance practice requirement of Nasdaq Rule 5635(d) with respect to shareholder approval in connection with the transaction contemplated under the Securities Purchase Agreement.

The Securities Purchase Agreement is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Securities Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	Securities Purchase Agreement between Kaixin Auto Holdings, Mr. Long Li, Hermann Limited and Aslan Family Limited

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Auto Holdings

Date: November 7, 2023	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer